FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

Name and Address of Company:

JED Oil Inc.

2200, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

ITEM 2

Date of Material Change:

The material change occurred on February 17, 2006.

ITEM 3

News Release:

A news release was issued on February 27, 2006 via Business wire (including CNN Matthews).

ITEM 4

Summary of Material Change:

JED Oil Inc. (“JED”) announced that Bruce Stewart has resigned as CFO of JED to join another Canadian exploration and production company.

ITEM 5

Full Description of Material Change:

JED announced that Bruce Stewart has resigned as CFO of JED to join another Canadian exploration and production company.  Mr. Stewart has been retained on a consulting basis for an interim period. A search has begun for his replacement.

In the same news release, JED and JMG Exploration, Inc. (“JMG”) also announced they have signed a letter of intent to pursue a possible acquisition of JMG by JED.  The transaction is subject to the receipt of independent third party opinions that the transaction is fair to both the shareholders of JMG and shareholders of JED.  Completion of the transaction is also subject to receipt of all required regulatory and stock exchange approvals in both the United States and Canada, and to the approval of the shareholders of both JMG and JED.

Complete details are available at www.sedar.com.

ITEM 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Executive Officers:

Reg Greenslade, Chairman is knowledgeable about the material change set forth herein and can be reached at (403) 537-3250 (telephone).

ITEM 9

Date of Report:

March 8, 2006.